UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated August 7, 2017, announcing the Company's dividend and earnings report for the second quarter of 2017.

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of the Company dated December 18, 2017, announcing the results of the Company's Annual General Meeting of Shareholders held on December 12, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: December 18, 2017	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE:NAT) – 2Q2017 Earnings Report. NAT is a strong company with focus on results, shareholders, customers and dividend which is paid for the 80th time.

Hamilton, Bermuda, August 7, 2017

NAT continues to enjoy the advantages of a homogeneous Suezmax fleet. Operationally, strategically and financially, NAT and its worldwide customers and shareholders benefit from having 30 identical vessels on the water with excellent quality. Average Time Charter Equivalent ("TCE") for 2Q2017 was about $16,100 per day per vessel. The Company maintains among the lowest cash break-even levels in the tanker industry, totalling about $11,500 per day per vessel, including financial charges and cash G&A costs. Our policy of paying dividends every quarter remains unchanged, with the amount, of course, varying with conditions in the tanker industry. As an example, an average of $30,000 per day per vessel could give the basis for a dividend of about $2.00 per year. Going forward, NAT wishes to consider a more diversified capital structure, including bond financing and other instruments.

NAT has a unique business model. Therefore, it is wrong to compare NAT with others in the tanker industry (so-called "peers").

In the following we highlight important NAT facts:

1)
The NAT Total Return[1] is at the top among listed shipping companies. Total Return is the stock price plus the dividend reinvested in the stock – a correct expression of value creation. The table below shows the development of our Total Return since we received our first vessels in 1997. A shareholder paying $15.21 per share in October 1997, today has $63.84 per share which is an increase of about 325%. Additionally, the shareholder also has the value of the stock. The unlevered internal rate of return (IRR) is 7.6% - compounded based on the share price of end July 2017. Earnings per share (EPS) does not take account of risk and may be a deceptive measure.

ANNUALIZED TOTAL RETURN SINCE 1997

SOURCE BLOOMBERG	PRICE AT 10/03/1997	VALUE AT 07/28/2017	% INCREASE	IRR

NORDIC AMERICAN TANKERS	$15.21	$63.84	325%	7.6%

STANDARD & POOR'S 500	N/A	N/A	291%	7.1%

2)	The average dividend yield for the same period is about 12%. The dividend yield can be compared with the interest on deposits you get at the bank.

3)
We indicated in our message to shareholders of May 29, 2017 that the 2Q2017 would be lower than in 1Q2017 ($22,700/day). The average daily TCE achieved by NAT was $16,100 per day per vessel for 2Q2017.

__________________
1 Total Return is defined as stock price plus dividend, assuming dividends are reinvested in the stock.

The direction of NAT cannot be meaningfully assessed based on a period of 90 days only.

For 2Q2017 NAT declared a dividend July 21, 2017 with a value of about $0.15 per share, consisting of two components;

a)	a cash dividend of $ 0.10 per share and

b)	a portion of the shares that NAT owns in Nordic American Offshore Ltd. ("NAO"), equivalent to $0.05 per NAT share.

Payment of the cash dividend and the distribution of shares are expected to be on or about August 31, 2017 to shareholders of record August 14, 2017. NAT will distribute one NAO share per 24.4 NAT shares. NAT will not distribute fractional NAO shares. Fractional shares will be compensated by a cash dividend based on the NAO closing price on July 20, 2017, which was $1.22.

Before the distribution of NAO shares to NAT shareholders, NAT owns 22.6% of the NAO common shares and the NAT Chairman & CEO and his immediate family own 10.8% of the common shares of NAO. Over the last three weeks, a significant improvement in the Platform Supply Vessel (PSV) market has taken place. We are cautious in predicting the future.

NAT is scheduled to take delivery of three Suezmax newbuildings during the second half of 2018. An amount equivalent to 30% was paid cash on contract signature. The balance of $116m for the three ships will be paid at the time of delivery. NAT has under review a financing arrangement for these three newbuildings.

The size of its fleet allows NAT to reap immediate and sizeable profits when the tanker market improves. At this time, NAT has several TC arrangements with major oil companies.

The NAT stock has significant liquidity, allowing investors to buy and sell shares whenever they wish.

Financial Information

We refer to page 4 in this report where details on Earnings per share, the Company's Adjusted Net Operating Earnings2, and other financial information are disclosed.

NAT continues to maintain a strong balance sheet with low net debt3 and is focusing on keeping a low financial risk. At the end of 2Q2017, the Company had net debt of about [$321m] or about [$10.7m] per vessel based on a 30 vessels fleet.

World Economy and the Tanker Market

The development of the world economy affects the tanker industry and the demand for oil. A low oil price is positive for the tanker industry. The strength of the Far Eastern economies, including China and India, is often underestimated by observers in the Western world. NAT is active in the Far East and does business with major oil companies in the area.

The Suezmax fleet of the world (excl. shuttle tankers) counts 478 vessels at the end of 2Q2017, following an increase of 17 vessels in the 2nd quarter of 2017.

_____________________
2   Adjusted Net Operating Earnings is an important dimension in the shipping industry. It is a non-GAAP measure. Please see later in this announcement for a reconciliation of Adjusted Net Operating Earnings to Net Operating Earnings (Loss).
3  Net Debt is working capital, less long term debt, adjusted for deposits paid for the three newbuildings, divided by 30 vessels

The current orderbook of Suezmax tankers stands at 62 vessels from now to the end of 2018. This represents about 13% of the Suezmax fleet. Slippage and cancellations may take place, thereby reducing the orderbook. 2016 saw a fleet growth of 6.0% with no scrapping of vessels.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. As a matter of policy we do not predict short term spot tanker rates which may be expected to be volatile. Going forward, we believe that NAT is well positioned.

Corporate Governance/Conflict of Interests

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one. In an improved market, higher earnings and dividends can be expected and vice versa.

Our dividend policy should continue to enable us to achieve a competitive cash yield.

Our fleet of 30 more or less identical vessels is valuable for our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall endeavor to safeguard and further strengthen this position in a deliberate, predictable and transparent way.

*****

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2017 (unaudited)	Mar. 31, 2017 (unaudited)	Jun. 30, 2016 (unaudited)	Jun. 30, 2017 (unaudited)	Jun. 30, 2016 (unaudited)

Net Voyage Revenue	39,095	55,197	61,652	94,292	138,386
Vessel Operating Expenses	(21,564)	(22,105)	(18,743)	(43,669)	(36,931)
General and Administrative Expenses	(2,360)*	(3,218)*	(3,850)*	(5 578 )**	(7,218)**
Depreciation Expenses	(25,464)	(24,770)	(21,447)	(50,233)	(43,073)
Operating Expenses	(49,388)	(50,092)	(44,039)	(99,480)	(87,222)
Net Operating Earnings (Loss)	(10,292)	5,104	17,612	(5,188)	51,164
Interest Income	84	106	36	190	64
Interest Expense	(4,146)	(3,537)	(2,415)	(7,683)	(4,951)
Other Financial Income (Expenses)	(48)	(159)	(71)	(207)	(63)
Equity Losses	(1,496)	(4,947)	(2,193)	(6,443)	(3,944)
Total Other Expenses	(5,606)	(8,538)	(4,643)	(14,143)	(8,894)
Net Gain (Loss)	(15,898)	(3,433)	12,970	(19,331)	42,270
Basic Earnings per Share	(0.16)	(0.03)	0.15	(0.19)	0.47
Basic Weighted Average Number of Common Shares Outstanding	101,969,666	101,969,666	89,319,666	101,969,666	89,313,615
Common Shares Outstanding	101,969,666	101,969,666	89,319,666	101,969,666	89,319,666

*)   The G&A for the three months ended June 30, 2017, March 31, 2017 and June 30, 2016 include non-cash charges of $0.1m, $0.7m and $1.6m, respectively, which are charges related to share based compensation and pension cost.
**) The G&A for the six months ended June 30, 2017 and June 30, 2016 include non-cash charges of $0.7m and $2.3m, respectively, which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	Jun. 30, 2017 (unaudited)	Jun. 30, 2016 (anaudited)	Dec. 31, 2016 (unaudited)[1]
Cash and Cash Equivalents	33,998	29,519	82,170
Accounts Receivable, net	23,033	29,880	18,070
Prepaid Expenses	7,808	4,375	4,480
Inventory	23,557	17,181	20,886
Voyages in Progress	16,781	18,028	35,610
Other Current Assets	3,388	3,654	2,493
Total current assets	108,566	102,638	163,709
Vessels, Net	1,082,896	1,004,346	1,058,049
Deposit for vessels	50,130	66,723	82,130
Goodwill	18,979	18,979	18,979
Investment in Nordic American Offshore Ltd.	19,554	59,729	16,550
Other Non-current Assets	10,481	10,454	10,487
Total non-current assets	1,182,041	1,160,231	1,186,195
Total Assets	1,290,607	1,262,869	1,349,904
Accounts Payable	4,344	4,671	4,294
Accrued Voyage Expenses	7,222	6,898	9,583
Other Current Liabilities	9,544	9,666	7,648
Total Current liabilities	21,110	21,235	21,525
Long-term Debt	443,517	380,213	442,820
Deferred Compensation Liability	14,758	14,892	14,510
Total Non-current Liabilities	458,274	395,105	457,330
Shareholders' Equity	811,222	846,529	871,049
Total liabilities and Shareholders' Equity	1,290,607	1,262,869	1,349,904

1 Annual 2016 financial information is derived from audited financial statements.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOW	Six months ended		Twelve months ended
Amounts in USD '000	Jun. 30, 2017 (unaudited)	Jun. 30, 2016 (unaudited)	Dec. 31, 2016 (unaudited)[1]

Net Cash Provided by (Used in) Operating Activities	38,998	104,478	127,786

Investment in Vessels	(36,896)	(84,127)	(188,407)
Investment in Nordic American Offshore Ltd	(10,000)	0	0
Other	0	(65)	(87)
Return of Investments	553	1,204	1,685
Net Cash Provided by (Used in) Investing Activities	(46,343)	(82,988)	(186,809)

Net Proceeds from Issuance of Common Stock	(47)	0	120,068
Proceeds from Use of Credit Facility	0	55,000	117,000
Credit Facility Costs	0	(83)	(130)
Cash Dividends Paid to Shareholders	(40,784)	(76,815)	(125,650)
Net Cash Provided by (Used in) Financing Activities	(40,832)	(21,898)	111,288

Net Increase (Decrease) in Cash and Cash Equivalents	(48,176)	(408)	52,266
Effect of exchange rate changes on Cash	5	37	15
Cash and Cash Equivalents at Beginning of Period	82,170	29,890	29,889
Cash and Cash Equivalents at End of Period	33,998	29,519	82,170

1   Annual 2016 financial information is derived from audited financial statements.

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Six Months Ended
	Jun. 30, 2017	Mar. 31, 2017	Jun.30, 2016	Jun.30, 2017	Jun. 30, 2016
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage Revenue	74,400	94,537	88,564	168,937	195,316
Voyage Expense	(35,304)	(39,340)	(26,913)	(74,645)	(56,930)
Net Voyage Revenue	39,095	55,197	61,652	94,292	138,386

	Three Months Ended			Twelve Months Ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016	Dec. 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Operating Income	(10,292)	5,104	17,612	53,341
Depreciation Expense	25,464	24,770	21,447	90,889
Share Based Compensation and Pension Cost	64	651	1,633	2,273
Adjusted Net Operating Earnings (2)	15,236	30,525	40,691	146,503

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents income from vessel operations before depreciation, non-cash administrative charges and net financing costs. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The line item was previously referred to as "Operating Cash Flow"

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Turid M. Sørensen, CFO & EVP Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27

Gary J. Wolfe Seward & Kissel LLP New York, USA
Tel: +1 212 574 1223

www.nat.bm

Exhibit 99.1

Nordic American Tankers Limited (NYSE:NAT) Results of Annual General Meeting of Shareholders

Hamilton, Bermuda, December 18, 2017

Nordic American Tankers Limited (the "Company") (NYSE: NAT) conducted its Annual General Meeting of Shareholders (the "Meeting") on December 12, 2017 in Hamilton, Bermuda. The following resolutions were approved and adopted at the Meeting:

1.	Election of the five nominees to the Board of Directors to serve until the next Annual General Meeting of Shareholders;

2.	Approval of the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders; and

3.
Approval of the reduction of the Company's share premium account by approximately $215.4 million, to zero as of December 29, 2017. This accounting adjustment is implemented to facilitate dividend adjustment under Bermuda law.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Web-site: www.nat.bm